
02007971

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


RECEIVED
SEP 27 2002
155
PROCESSING
SECTION

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~044438~~ 50709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CentreInvest, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Antuono 212-809-8707
(Area Code- Telephone Number)

PROCESSED
OCT 1 1 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Ave. of the Americas	New York	NY	100036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Antuono swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CentreInvest, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public

FARIDA BIBI BALAUCH
Notary Public - State of New York
No. 01BA6052825
Qualified in Kings County
My Commission Expires Dec. 26, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

CENTREINVEST, INC.

CONTENTS
June 30, 2002



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
CentreInvest, Inc.

We have audited the accompanying statement of financial condition of CentreInvest, Inc., a subsidiary of Intelsa Investments Limited, as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CentreInvest, Inc. as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statement, the Company has suffered recurring losses from operations, thereby resulting in the erosion of its capital base and, subsequent to June 30, 2002, incurred a regulatory net capital deficiency, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

August 22, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

CENTREINVEST, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS		
Cash	$	33,132
Receivable from Broker		52,135
Securities Owned, at market value		127,019
Property and Equipment, at cost, net of accumulated depreciation and amortization of $126,946		52,831
Other		4,740
Total Assets	$	269,857
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities - accrued expenses and other liabilities	$	90,980
Commitments		
Shareholders' Equity:		
Preferred stock - no par value; authorized 500 shares, none issued		
Common stock - no par value; authorized 5,000 shares, issued and outstanding 2,406 shares		2,609,253
Accumulated deficit		(2,430,376)
Shareholders' equity		178,877
Total Liabilities and Shareholders' Equity	$	269,857

The accompanying notes and independent auditor's report should be read in conjunction with the statement of financial condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

CentreInvest, Inc. (the "Company") is a 98%-owned subsidiary of Intelsa Investments Limited (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is engaged in the proprietary trading of securities. The Company acts as an introducing broker with respect to domestic and certain foreign securities transactions.

The Company records transactions in securities and related revenue and expenses on a trade-date basis. Dividends are accrued on the ex-dividend date.

Securities owned are stated at quoted market values, with the resulting unrealized gains and losses reflected in accumulated deficit.

Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. RECEIVABLE FROM BROKER:

The clearing and depository operations for the Company's domestic proprietary transactions are provided by Penson Financial Services, Inc. At June 30, 2002, the securities owned and the receivable from broker reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of June 30, 2002, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Investments in securities are subject to margin requirements.

3. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

		Estimated Useful Life
Office equipment	$ 99,313	5 years
Furniture and fixtures	36,693	7 years
Leasehold improvements	43,771	Term of lease
	179,777	
Less accumulated depreciation and amortization	(126,946)	
	$ 52,831	

4. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2002, the Company had net capital of $117,353, which exceeded its requirement of $100,000 by $17,353.

5. COMMITMENTS:

The Company is obligated under a noncancelable operating lease for office space expiring on April 30, 2008. The lease contains provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned lease are as follows:

Year ending June 30,	
2003	$127,480
2004	134,096
2005	134,096
2006	134,096
2007	134,096
Thereafter	111,747
	$775,611

6. INCOME TAXES:

At June 30, 2002, the Company had net operating loss carryforwards for income tax purposes of approximately $2,317,000, which are available to offset future federal, state and local taxable income. The carryforwards resulted in a deferred tax asset of approximately $788,000 at June 30, 2002, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

7. GOING CONCERN:

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. However, the Company has sustained net losses of $2,430,376 from its inception through June 30, 2002. In addition, the Company reported a net capital deficiency of approximately $25,000 (unaudited) at July 31, 2002. Upon discovery of the deficiency, the Company temporarily ceased engaging in securities activities except for liquidating transactions. The Company intends to resume operations once it has obtained sufficient net capital. Management of the Company expects to receive funds from its Parent and/or from its affiliates, which are expected to provide the Company with sufficient regulatory net capital.



CENTREINVEST, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



CENTREINVEST, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

JUNE 30, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants




SEC MAIL PROCESSING
RECEIVED
SEP 27 2002
WASH. D.C.
155
SECTION

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Shareholders of
CentreInvest, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of CentreInvest, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com



recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives. However, we noted that the Company has sent notice to the SEC of several hindsight deficiencies of rule 15c3-1 for the period July 1, 2001 through the date of this report. The hindsight deficiency reported as of July 31, 2002 has not been cured by the Company as of the date of issuance of this report.

This report recognizes that it is not practicable in an organization the size of CentreInvest, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the shareholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

August 22, 2002